UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No.________)*

                                 METRISA, INC.
                               (Name of Issuer)

                          Common Stock, $.50 par value
                         (Title of Class of Securities)

                                 59159V 10 6
                               (CUSIP Number)

                    Edward J. Stewart, III, c/o Metrisa, Inc. ,
                    25 Wiggins Avenue, Bedford, MA  01730
           (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               April 28, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D


CUSIP No.      59159V  10  6                     Page   2   of   6    Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

		Edward J. Stewart, III
		Corning Partners II, LP
		Corning Partners III, LP

2       Check the Appropriate Box if a member of a group


        (a)
        (b)

3       SEC Use Only

4       Source of Funds*

		00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6       Citizenship or Place of Organization

                Edward J. Stewart, III:         USA
		Corning Partners II, LP:	Massachusetts
		Corning Partners III, LP:	Massachusetts

Number of    7  Sole Voting Power      Edward J. Stewart, III:    122,645
Shares                                 Corning Partners II, LP:    64,793
Beneficially                           Corning Partners III, LP:   41,653
Owned by
Each         8  Shared Voting Power    Edward J. Stewart, III:          0
Reporting                              Corning Partners II, LP:         0
Person                                 Corning Partners III, LP:        0
With
             9  Sole Dispositive       Edward J. Stewart, III:    122,645
                Power                  Corning Partners II, LP:    64,793
                                       Corning Partners III, LP:   41,653

            10  Shared Dispositive     Edward J. Stewart, III:    122,645
                Power                  Corning Partners II, LP:         0
                                       Corning Partners III, LP:        0

            11  Aggregate Amount Beneficially Owned by Each Reporting Person

                                       Edward J. Stewart, III:    122,645
                                       Corning Partners II, LP:    64,793
                                       Corning Partners III, LP:   41,653

            12  Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares*            ?

            13  Percent of Class Represented by Amount in Row (11)

                                       Edward J. Stewart, III:         12%
                                       Corning Partners II, LP:         6%
                                       Corning Partners III, LP:        4%

           14   Type of Reporting Person

                                       Edward J. Stewart, III:         IN
                                       Corning Partners II, LP:        PN
                                       Corning Partners III, LP:       PN


Item 1.  Security and Issuer.

                Common Stock, $.50 par value ("Common Stock"), of Metrisa, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 25 Wiggins Avenue, Bedford, Massachusetts 01730-2323.

Item 2.  Identity and Background.

(a)  Name of Person filing this Schedule:       Edward J. Stewart, III

Residence or Business Address:			31 Milk Street
                                                Boston, MA  02110

Present Principal Occupation or Employment:	Partner, Kestrel Venture
                                                Management


Mr. Stewart has not been convicted in a criminal proceeding during the last 5 years. Mr. Stewart has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mr. Stewart is a United States citizen.

(b)  Name of Person filing this schedule:	Corning Partners II, LP

State of Organization:				Massachusetts

Principal Business:				Management Consulting and Investment
						Services

Address of Principal Business:                  31 Milk Street
						Boston, MA  02110

Address of Principal Office:			31 Milk Street
						Boston, MA  02110


Mr. Stewart is the Managing General Partner of the general partner of Corning Partners II, LP.

Neither Corning Partners II, LP nor any of its partners has, during the last five years, been convicted in a criminal proceeding.

Neither Corning Partners II, LP nor any of its partners has, during the last five years, been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c)  Name of Person filing this schedule:	Corning Partners III, LP

State of Organization:				Massachusetts

Principal Business:				Management Consulting and Investment
						Services

Address of Principal Business:                  31 Milk Street
						Boston, MA  02110

Address of Principal Office:			31 Milk Street
						Boston, MA  02110

Mr. Stewart is the Managing General Partner of the general partner of Corning Partners III, LP.

Neither Corning Partners III, LP nor any of its partners has, during the last five years, been convicted in a criminal proceeding.

Neither Corning Partners III, LP nor any of its partners has, during the last five years, been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Stewart, Corning Partners II, LP and Corning Partners III, LP acquired the securities upon the exchange of similar securities of Tytronics Incorporated, the Company's former majority shareholder, pursuant to a reorganization
(the "Reorganization") in which Tytronics Incorporated and a subsidiary of the Company were ultimately merged into the Company.

Item 4.  Purpose of Transaction.

The acquisition of the securities occurred as part of the Reorganization.

Except as described above, none of Mr. Stewart, Corning Partners II, LP nor Corning Partners III, LP has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, re-organization or liquidation, involving the Company or any of its subsidiaries;


(c)	the sale or transfer of the material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change of the Company's business or corporate structure;

(g)	changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

	Aggregate number of outstanding shares of the Company's Common Stock beneficially owned by Mr. Stewart:

		122,645, of which 6,942 represent shares of Common Stock which may be acquired upon the exercise of options and warrants.

	Aggregate number of outstanding shares of the Company's Common Stock beneficially owned by Corning Partners II, LP:

		64,793

	Aggregate number of outstanding shares of the Company's Common Stock beneficially owned by Corning Partners III, LP:

		41,653

	Percentage of Common Stock beneficially owned by Mr. Stewart:

		12%

	Percentage of Common Stock beneficially owned by Corning Partners
II, LP:

		6%

Percentage of Common Stock beneficially owned by Corning Partners III, LP:

		4%

(b)	The number of shares of the Company's Common Stock with respect to which Mr. Stewart has:

		Sole voting power:		122,645
                Shared voting power:                  0
                Sole dispositive power:         122,645
                Shared dispositive power:             0

	Number of shares of the Company's Common Stock with respect to which Corning Partners II, LP has:

		Sole voting power:		64,793
                Shared voting power:                 0
                Sole dispositive power:         64,793
                Shared dispositive power:            0

	Number of shares of the Company's Common Stock with respect to which Corning Partners III, LP has:

		Sole voting power:		41,653
                Shared voting power:                 0
                Sole dispositive power:         41,653
                Shared dispositive power:            0

(c)	There have been no transactions in the Company's common stock by
Mr. Stewart, Corning Partners II, LP or Corning Partners III, LP that were effected during the past sixty days or since the most recent filing on
Schedule 13D by Mr. Stewart, Corning Partners II, LP or Corning Partners
III, LP.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

(e) 	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.  Plan and Agreement of Merger.



                                   SIGNATURE

	After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  December 17, 1998                /s/Edward J. Stewart, III
					Edward J. Stewart, III


					CORNING PARTNERS II, LP
					By: CORNING VENTURE MANAGEMENT,
					GENERAL PARTNER



                                        By: /s/Edward J. Stewart, III
                                            Its Managing General Partner


					CORNING PARTNERS III, LP
					By: CORNING VENTURE MANAGEMENT,
					GENERAL PARTNER



                                        By: /s/Edward J. Stewart, III
                                            Its Managing General Partner



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